Exhibit 99.1

Pernod Ricard completes the disposal of

Glen Grant, Old Smuggler and Braemar to Campari

Press release - Paris, 15 March 2006 –

As announced on 22 December last, Pernod Ricard has today sold Glen Grant (brands, inventory, distillery and other associated assets) as well as Old Smuggler and Braemar (brands and inventories) to Campari for € 115 million and € 15 million respectively.

After the sale of the minority shareholding in Britvic, that of Dunkin’ Brands as well as the transfers to Fortune Brands of the brands Canadian Club, Courvoisier, Sauza, Maker’s Mark notably, the sale of Glen Grant, Old Smuggler and Braemar completes the disposal programme of the Group following the Allied Domecq acquisition, thus enabling the Group to continue to reduce its debt.

Pernod Ricard wishes every success to its employees joining Campari and to the Campari staff in the development of their new brands.

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL:+33(0)1 41 00 41 00 – FAX: +33(0)1 41 00 40 85 – R.C.S. PARIS B 582 041 943